SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Electronic Arts Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________________

August 3, 2021

Dear EA Shareholders:

We have reviewed Electronic Arts’ (NASDAQ: EA) supplemental filingi dated July 27, 2021, in which the company makes a firm commitment to not grant special awards for a period of at least five years (through the end 2026). This commitment is unprecedented, and we view it as a good first step by the Board; in recognition of that, we are no longer calling for shareholders to vote against Compensation Committee members. However, the Board’s five-year commitment falls short of what is optimal given the performance periods of outstanding special awards Named Executive Officers (NEOs) already hold. Put simply, the gap between when the performance period for previously granted special awards ends in 2023 and the end of the special award grant moratorium is only three years, which we view as too short. Given EA’s track record in particular, a longer, more meaningful period is needed, which is why we emphasized at least an eight-year commitment (six-year gap). Because the company’s commitment falls short of what is optimal in this case, we are still urging shareholders to vote against the Say on Pay proposal at the annual meeting on August 12, 2021.

Our call for an eight-year moratorium (reduced from an initial ten years in an attempt at reasonable compromise when we first engaged with the Board on this issue) was rooted in sound logic. The eight-year period represented approximately two long-term incentive performance cycles (given that the average cycle is between three to five years) and thus represented at least a six-year gap between the ending of the last special award period and granting of a new award. A five-year commitment, on the other hand, leaves only three years in between the time when the performance period for Mr. Wilson’s “enhanced” equity award ends and the company resumes the ability to grant special awards – that three-year gap is simply too short and not meaningful enough. We also note that the Board has decided to increase Mr. Wilson’s ordinary course equity award from a targeted $15 million to $18 million beginning fiscal 2022, and it is reasonable to assume that subsequent increases will occur for other NEOs during the special award moratorium, thereby sufficiently incentivizing them during a longer eight-year commitment period.

As we have stated previously, special awards have become overused by large companies and need to be seriously curtailed. We believe that, barring truly “one-time” or “special” circumstances such as newly hired executives for example, granting special awards outside the ordinary course pay program should be classified as a “problematic pay practice” in the same vein as excise tax gross ups or single-trigger equity acceleration in the event of a change-in-control. Some may think that a more nuanced approach is optimal and that special awards should be “analyzed” case-by-case. However, it has become abundantly clear that the problem with special awards is not their various vesting features or the extent of their rigor, but the actual awards themselves. While we acknowledge a company’s retention challenges and need to retain talented executives, we believe it is time to encourage a climate where executives are content with ordinary course equity award levels most of the time, guaranteeing alignment with shareholders’ interest.

Therefore, we continue to urge you to vote against the Say on Pay proposal.

Please contact my colleague Michael Varner, Director of Executive Compensation Research, at mvarner@socinvestmentgroup.com with any questions.

1900 L Street NW, Suite 900, Washington, DC 20036

S O C I N V E S T M E N T G R O U P . C O M

(202) 721-0660

i Retrieved from https://www.sec.gov/Archives/edgar/data/0000712515/000071251521000109/defa14a2021_0726a.htm